November 18, 2022 VIA EDGAR Ms. Beverly Singleton Office of Manufacturing Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Damian C. Georgino Partner
Re:

374Water Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 000-27866

Form 10-Q for the Quarterly Period Ended September 30, 2022

Filed November 1, 2022

File No. 001-41420

Direct Dial: 704-331-4933 E-mail: Damian.Georgino@wbd-us.com

Dear Ms. Singleton:

On behalf of 374Water Inc. (the “Company”), this letter responds to your letter, dated November 17, 2022 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10‑K for the fiscal year ended December 31, 2022 (the “Annual Report”), filed with the United States Securities Exchange Commission (the “Commission”) on March 1, 2022, and Quarterly Report on Form 10‑Q for the fiscal quarter ended September 30, 2022 (the “Quarterly Report”), filed with the Commission on November 1, 2022. Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Section 302 and Section 906 Certifications, page exhibits

1.

We note you have listed in the Exhibit Index the respective Exhibit 31 and Exhibit 32 Certifications of the Chief Executive Officer and Chief Financial Officer. However, the actual Certifications have not been filed or provided with the September 30, 2022 Quarterly Report on Form 10-Q. Please amend the Form 10-Q in its entirety to also provide the Certifications required by Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002.

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November 18, 2022 Page 2

Response No. 1: The Company respectfully acknowledges the Staff's comment and advises the Staff that it inadvertently omitted the certifications to be filed as Exhibits 31.1, 31.2, 32.1 and 32.2 to the Quarterly Report. As requested by the Staff, the Company has filed an amendment to the Quarterly Report, which includes such certifications. The Company further acknowledges that the certifications, in the form filed with the amendments to the Quarterly Report, were signed and intended to be filed with the original filing of the Quarterly Report (and each such certification was true and correct as of the original filing date of the Quarterly Report), however, it appears that there may have been a technical transmission error.

* * *

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact me at 704-331-4933.

Best regards,

Womble Bond Dickinson (US) LLP

/s/ Damian C. Georgino
Damian C. Georgino
Partner

cc:	Israel Abitbol